Exhibit 99.1

 Nano Dimension Shareholders Re-Elect All Company Director Nominees at 2023 Annual Meeting

Shareholders Vote Convincingly Supports
Nano Dimension Leadership, Board and Strategy

All Murchinson Nominees Rejected by Nano Shareholders

Waltham, Mass., September 7th, 2023 – Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “Nano” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today announced that following its 2023 Annual General Meeting (“the Annual Meeting”), Nano shareholders have voted to re-elect Nano’s highly qualified director nominees – Dr. Yoav Nissan-Cohen, Col. (Ret.) Channa Caspi and Oded Gera – to the Company’s Board of Directors (“the Board”). In addition, shareholders did not approve separate proposals put forth by Murchinson Ltd. (“Murchinson) to remove other current directors.

Yoav Stern, Chairman and CEO of Nano Dimension commented, “We are pleased that shareholders have supported the continued service of all the Company’s directors. The entire Board appreciates the confidence that our shareholders have shown in our leadership and strategy. We remain laser focused on maximizing long-term value through the execution of our disciplined M&A strategy, while delivering strong organic growth through our leading technology and innovation efforts. We appreciate the dialogue that we have had with all shareholders throughout this process and remain committed to continuing that engagement going forward.

“We value the feedback we have received from our shareholders, as well as the recommendations of governance experts, ISS and Glass Lewis. As we move forward into the next phase of executing on our strategic plan, we will consider this feedback as part of the process to evolve and enhance our corporate governance, including the potential downsizing of the board, while ensuring we maintain the skills, capabilities and diversity on our Board to guide the Company in the years ahead. We are looking forward to a record 2023 and the value creation that lies ahead of us.”

In addition, shareholders approved the reappointment of Somekh Chaikin, Certified Public Accountants, as the Company’s independent auditor until the next Annual Meeting and have authorized the Company’s Board of Directors to determine their compensation until the next Annual Meeting.

Further details regarding the final results of the Annual Meeting will be included in a Report on Form 6-K that Nano Dimension will file with the U.S. Securities and Exchange Commission in due course.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses maximizing long-term value, its M&A strategy, organic growth, its strategic plan, enhancing its corporate governance, potential downsizing of the board, value creation and shareholder engagement. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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